111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Edward Gilman 512.320.9266 Phone 512.542.5231 Fax tgilman@andrewskurth.com

January 11, 2010

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549-3628

Re:	Green Builders, Inc. (the “Company”)
File No. 005-80965
Schedule 13E-3 filed November 18, 2009
File No. 001-33408
Schedule 14C filed November 18, 2009

Dear Ms. Kim:

We are in receipt of your letter dated December 15, 2009 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Schedule 13E-3 and Schedule 14C.  On behalf of the Company, we hereby set forth the following response to the comments contained in the Staff’s December 15, 2009 letter.  We have set forth below in bold and italics the comments made by the Staff.  Following each comment is the Company’s response which is set forth in plain text.

Schedule 13E-3

General

1.
We note the disclosure under Items 2, 3, 8 and 12 of the Schedule 13E-3.  Please note that the Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of Schedule 13E-3.  Refer to General Instruction G of Schedule 13E-3.  Please revise so that the information under each of the items appears in the information statement and is incorporated by reference in the Schedule 13E-3..

In response to the Staff’s comment, we have revised Items 2, 3, 8 and 12 of the Schedule 13E-3 so that the information under each such Item appears in the information statement and is incorporated by reference.

2.
General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. Please make all disclosures required by the items referenced in General Instruction C with respect to each executive officer and director of the issuer. This would include, without limitation, the information required by Item 1003(a) and (c) and by Item 1008 of Regulation M-A.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

Peggy Kim
Securities and Exchange Commission

January 11, 2010

In response to the Staff’s comment, we have revised the Schedule 13E-3 to incorporate by reference from the information statement the disclosures required by General Instruction C to Schedule 13E-3 with respect to the executive officers and directors of the Company.

Schedule 14C

3.
We note that shareholder approval has already been obtained. Please disclose the percentage obtained and provide support for this percentage and identify each of the shareholders who granted approvals. Please also provide us with your analysis as to how you complied with the federal proxy rules in obtaining these approvals.

In response to the Staff’s comment, we note that the Schedule 14C incorrectly stated that shareholder approval has already been obtained.  We have revised the Schedule 14C to state that we anticipate shareholder approval will be obtained.

4.
Please revise so that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a "Special Factors" section in the forepart of the disclosure document. Refer to Rule 13e 3(e)(1)(ii). In this regard, please move the sections entitled "The Reverse/Forward Split," "Structure of the Reverse/Forward Stock Split,” and "Forward-Looking Statements" so that they appear after the "Special Factors" section.

In response to the Staff’s comment, we have revised the Schedule 14C such that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently displayed in a “Special Factors” section in the forepart of the Schedule 14C.  In addition, we have moved the sections entitled “The Reverse/Forward Split,” “Structure of the Reverse/Forward Stock Split,” and “Forward-Looking Statements” so that they appear after the “Special Factors” section.

5.	Please revise to include the information required by Items 1002(f) and 1008(b) of Regulation M-A with respect to each filing person.

In response to the Staff’s comment, we have revised the Schedule 14C to include the information required by Item 1002(f) of Regulation M-A with respect to each filing person under the caption “Description of the Reverse/Forward Stock Split — Common Stock Repurchases.”  We have not revised the Schedule 14C to include the information required by Item 1008(b) of Regulation M-A with respect to each filing person because there have not been any transactions in the subject securities in the past 60 days.

6.	Please disclose in the information statement that the Reverse/Forward Stock Split is a Rule I3e-3 transaction and identify the filing persons on the Schedule 13E-3.

In response to the Staff’s comment, we have revised the information statement to disclose that the Reverse/Forward Stock Split is a Rule 13e-3 transaction and to identify the filing persons on the Schedule 13E-3.

Summary of Terms of Reverse/Forward Stock Split, page 2

7.	We note that you have included only the Board's fairness determination. Please revise to include each filing person's fairness determination in the summary.

In response to the Staff’s comment, we have revised the Summary of Terms of Reverse/Forward Stock Split to include Clark Wilson’s fairness determination.

8.
We note that you intend to continue to provide information through the Pink Sheets News Service. Please revise to also state whether you will be providing audited financial statements after the Reverse/Forward Stock Split.

In response to the Staff’s comment, we have revised the Schedule 14C to state that we will be providing annual audited and quarterly unaudited financial statements after the Reverse/Forward Stock Split.

Peggy Kim
Securities and Exchange Commission

January 11, 2010

9.
Please revise your summary term sheet to include a brief summary of all the significant terms of the going private transaction. For example, your summary term sheet should include a brief discussion of the following:

•	Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions;

•	The decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the transaction to the unaffiliated stockholders; and

•	The accounting treatment of the transaction.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

In response to the Staff’s comment, we have revised the Summary of Terms of Reverse/Forward Stock Split to include additional significant terms of the going private transaction, including, (i) the indentify of the affiliates engaged in the going private transaction, a description of their relationship with the Company and their role in the transaction, (ii) a statement of the Company’s decision not to seek a report, opinion or appraisal from an outside party relating to the fairness of the transaction to the unaffiliated stockholders, and (iii) a summary of the accounting treatment of the transaction.

Questions and Answers about the Reverse Stock Split, page 4

What are some of the advantages of the Reverse/Forward Stock Split, page 4

10.	We note that you will save an estimated $402,473 but on page 10, you estimate a savings of $300,000. Please revise to reconcile the discrepancy.

In response to the Staff’s comment, we note that we will save an estimated $402,473 per year by undertaking the going private transaction and we have revised the Schedule 14C to remove the reference to savings of $300,000 per year.

What are some of the disadvantages of the Reverse/Forward Stock/Split, page 4

11.
Please describe both the benefits and detriments to the subject company, affiliated and unaffiliated security holders: Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A. Please expand your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

•	The rights and protections that the federal securities laws provide to security holders;

•	The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and

•	The reporting obligations for officers, directors, and principal stockholders of public companies.

In response to the Staff’s comment, we have revised our response to the question “What are some of the disadvantages of the Reverse/Forward Stock/Split?” to include a discussion of the detriments to unaffiliated security holders relating to the transaction while addressing (i) the rights and protections that the federal securities laws provide to security holders, (ii) the substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies (iii) and the reporting obligations for officers, directors, and principal stockholders of public companies.  We did not, however, revise our response to describe the benefits to the Company, affiliated and unaffiliated security holders because we believe this is already addressed under our response to the question “What are some of the advantages of the Reverse/Forward Stock Split?”

Peggy Kim
Securities and Exchange Commission

January 11, 2010

What are some of the factors that the Board considered….. page 4

12.	Please revise to explain how the second and third bullet support the approval of the Reverse/Forward Stock Split.

In response to the Staff’s comment, we have revised the second and third bullet in our response to the question “What are some of the factors that the Board considered in approving the Reverse/Forward Stock Split?” to explain how they support the approval of the Reverse/Forward Stock Split.

What are the interests of directors and executive officers of the Company …..page 5

13.	Please revise to state that each director and executive officer will continue to own common stock and will continue to serve as a director or officer after the Reverse/Forward Stock Split.

In response to the Staff’s comment, we have revised our response to the question “What are the interests of directors and executive officers of the Company in the Reverse/Forward Stock Split?” to include a statement that Clark Wilson will continue to own common stock and that each director and executive officer will continue to serve as a director or executive officer after the consummation of the Reverse/Forward Stock Spilt.

What if the total cost of the Reverse/Forward Stock Split….. page 5

14.	In the table of recent bid quotations on page 6, please revise to include stock price information for each month since September 30, 2009.

In response to the Staff’s comment, we have revised the recent bid quotations on page 6 to include stock price information for each month since September 30, 2009.

Structure of the Reverse/Forward Stock Split, page 7

15.
In a number of places, you state that shareholders may continue their investment by buying additional shares. Please revise throughout your document, including under your procedural fairness discussion on page 20, to address the difficulty in buying or selling shares given the illiquidity of your common stock.

In response to the Staff’s comment, we have revised the Schedule 14C to address the difficulty in buying or selling shares given the illiquidity of the Company’s common stock.

Special Factors, page 9

Reasons for and Purposes of the Reverse/Forward Stock Split, page 9

16.
Please revise to describe the reasons for undertaking the Reverse/Forward Stock Split at this time. Refer to Item 1013(c) of Regulation M-A. For example, please address whether this structure enables filing persons to engage in the going private transaction without recognizing potentially any gain for federal income tax purposes, while potentially requiring unaffiliated security holders to incur a gain or loss for tax purposes.

In response to the Staff’s comment, we have revised the information under the caption “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” to include additional discussion regarding the reasons for undertaking the Reverse/Forward Stock Split at this time, including whether the structure enables filing persons to engage in the going private transaction without recognizing potentially any gain for federal income tax purposes, while potentially requiring unaffiliated security holders to incur a gain or loss for tax purposes.

Peggy Kim
Securities and Exchange Commission

January 11, 2010

Background of the Reverse/Forward Stock Split, page 12

17.
Please revise so that it is clear how the reverse split ratio was determined and the reasons for the forward split. In addition, we note that the board considered average closing prices in determining the $0.26 price; please revise to further describe how this price was calculated and include any discussions regarding the price.

In response to the Staff’s comment, we have revised the information under the caption “Special Factors — Background of the Reverse/Forward Stock Split” to include a discussion of how the reverse split ratio was determined and the reasons for the forward split.  In addition, we have revised this section to describe in greater detail how a price of $0.26 per share was calculated and the board’s analysis in determining the same.

Effects of the Reverse/Forward Stock Split, page 13

18.
Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated shareholders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, we have revised the information under the caption “Special Factors — Effects of the Reverse/Forward Stock Split” to describe the effects of the Rule 13E-3 transaction on the Company, its affiliates and unaffiliated shareholders, and to describe the benefits and detriments to each.

Financial Effect of the Reverse/Forward Stock Split, page 14

19.	Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

In response to the Staff’s comment, we have revised the information under the caption “Special Factors — Financial Effects of the Reverse/Forward Stock Split” to disclose that the Company has not undertaken an analysis of whether its affiliates will be able to take advantage of any net operating loss carryforwards, but in any event, that the ability of affiliates to take advantage of net operating loss carryforwards did not impact the Company’s decision to structure the transaction in the manner in which it is structured.

United States Federal Income Tax Consequences…..page 15

Shareholders Who Receive Shares of Post-Split Common Stock, page 16

20.	Please revise to state that the officers and directors will continue to own common stock.

In response to the Staff’s comment, we have revised the information under the caption “Shareholders Who Receive Shares of Post-Split Common Stock” to include a statement that Clark Wilson will continue to own common stock following the consummation of the Reverse/Forward Stock Split.

Fairness of the Reverse/Forward Stock Split to Shareholders, page 19

21.
Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value and historical market prices during the past two years. See Q&A No. 20 in Exchange Act Release No. 17719.

Peggy Kim
Securities and Exchange Commission

January 11, 2010

In response to the Staff’s comment, we have revised the information now appearing under the caption “Special Factors — Fairness of the Reverse/Forward Stock Split to Shareholders” to include a discussion of why the board did not consider the Company’s going concern value and historical market prices during the past two years in assessing the fairness of the consideration to be received in the going private transaction.

22.
Please revise to further describe why the board believed that the price of $0.26 did not already include a discount for the lack of liquidity or for the minority status of the common shares owned by unaffiliated shareholders, given that the $026 price was based on the average closing prices when the trading prices should have already reflected a lack of liquidity and a minority interest by unaffiliated shareholders.

In response to the Staff’s comment, we have revised the information now appearing under the caption “Special Factors — Fairness of the Reverse/Forward Stock Split to Shareholders” to remove the statement that the price of $0.26 per share does not include a discount for the lack or liquidity or the minority status of the common stock owned by the Company’s unaffiliated shareholders.

Costs of the Reverse/Forward Stock Split, page 24

23.	Please revise to include the estimated cost of paying for shares of holders of fewer than 500 shares.

In response to the Staff’s comment, we have revised the information under the caption “Costs of the Reverse/Forward Stock Split” to include the estimated cost of paying for shares of holders of fewer than 500 shares.

Security Ownership of Certain Beneficial Owners and Management, page 28

24.	Please update this information as of a more recent date and include ownership information after the Reverse/Forward Stock Split.

In response to the Staff’s comment, we have updated the beneficial ownership table as of December 31, 2009 and we have included an additional table showing anticipated beneficial ownership following the consummation of the Reverse/Forward Stock Split.

On behalf of the Company and all additional filing persons, we hereby confirm that the Company and each filing person acknowledges that:

●	the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer any further questions or comments to the undersigned at (512) 320-9266.

Very truly yours,

/s/ Ted Gilman
Ted Gilman

cc:	Clark Wilson [Company]
Cindy Hammes [Company]